UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

MAP PHARMACEUTICALS, INC.

(Name of Subject Company — Issuer))

GROUNDHOG ACQUISITION, INC.

ALLERGAN, INC.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

56509R108

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

Allergan, Inc.

2525 Dupont Drive

Irvine, California, 92612

(714) 246-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Terrence R. Allen, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, California, 92612

(949) 451-3800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$889,244,250	$121,292.92
*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $25.00, the tender offer price, by (y) 35,569,770, the number of outstanding shares of common stock of MAP Pharmaceuticals, Inc. as of January 30, 2013, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$121,292.92
Form or Registration No.:	Schedule TO
Filing Party:	Allergan, Inc. and Groundhog Acquisition, Inc., a wholly-owned subsidiary of Allergan, Inc.
Date Filed:	January 31, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2013 (the “Schedule TO”), and relates to the offer by Groundhog Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Allergan, Inc. (“Allergan”), to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of MAP Pharmaceuticals, Inc. (“MAP”), for $25.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2013 (together with any amendments and supplements thereto, the “ Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

All of the information set forth in the Offer to Purchase is hereby amended and supplemented as set forth below.

Item 11. Additional Information.

Item 11 of the Schedule TO and the Offer to Purchase are hereby amended and supplemented as set forth below:

The subsection titled “Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following after the last sentence thereof:

“On January 31, 2013, an additional purported class action lawsuit was filed by Brent Snow, on behalf of himself and the public shareholders of MAP, in the Court of Chancery of the State of Delaware, C.A. No. 8269, against MAP, Allergan, Purchaser and the members of the MAP Board, challenging the proposed transaction. The lawsuit asserts claims for breach of fiduciary duty against the members of the MAP Board and aiding and abetting breach of fiduciary duty against MAP, Allergan and Purchaser. The lawsuit seeks class certification, to enjoin the defendants from proceeding with the proposed transaction or, in the alternative event that the proposed transaction is consummated, rescission or rescissory damages, an accounting, costs and attorneys’ and expert fees, and any other relief the court may deem proper.

On February 7, 2013, an additional purported class action lawsuit was filed by Michael Marrell, individually and on behalf of all similarly situated MAP stockholders, in the Superior Court of the State of California, County of Santa Clara, Case No. 1-13-CV-240862, against MAP, Allergan, Purchaser and the members of the MAP Board, challenging the proposed transaction. The lawsuit asserts two claims for breach of fiduciary duty against the members of the MAP Board and a claim for aiding and abetting breach of fiduciary duty against Allergan and Purchaser. The lawsuit seeks class certification, to enjoin the defendants from proceeding with the proposed transaction or, in the alternative event that the proposed transaction is consummated, rescission or rescissory damages, an accounting, costs and attorneys’ and expert fees, and any other relief the court may deem proper.”

The subsection titled “Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by replacing the second and third paragraphs thereof with the following:

“Allergan filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC on January 29, 2013 in accordance with the terms of the Merger Agreement. Allergan also made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. On February 6, 2013, the FTC granted early termination of the waiting period applicable to the Offer. Accordingly, the HSR Condition has been satisfied.

The Antitrust Division and the FTC routinely evaluate the legality under the United States antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, including after granting early termination of any applicable waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, such as seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of some of Allergan’s or MAP’s assets or any of their respective subsidiaries and affiliates. Private parties and state attorneys general may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division, any state or any other person and an order is issued prohibiting the consummation of the Offer, we may not be obligated to consummate the Offer. See Section 15 — “Conditions of the Offer.””

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Joint Press Release issued by Allergan, Inc. and MAP Pharmaceuticals, Inc. on February 7, 2013.

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Groundhog Acquisition, Inc.

By:	/s/ Jeffrey L. Edwards
Name:	Jeffrey L. Edwards
Title:	Vice President and
Chief Financial Officer

Allergan, Inc.

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Vice President,
Associate General Counsel and Secretary

Date: February 8, 2013

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 31, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on January 31, 2013.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Allergan, Inc. and MAP Pharmaceuticals, Inc., dated as of January 22, 2013 (incorporated by reference to Exhibit 99.2 to Allergan, Inc.’s Current Report on Form 8-K filed on January 23, 2013).*

(a)(5)(B)	Transcript of January 23, 2013 Allergan conference call (incorporated by reference to Exhibit 99.1 to Allergan, Inc.’s Schedule TO-C filed on January 24, 2013).*

(a)(5)(C)	Press Release issued by Allergan, Inc. on January 31, 2013.*

(a)(5)(D)	Joint Press Release issued by Allergan, Inc. and MAP Pharmaceuticals, Inc. on February 7, 2013.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 22, 2013, by and among Allergan, Inc., Groundhog Acquisition, Inc. and MAP Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Allergan, Inc.’s Current Report on Form 8-K filed on January 23, 2013).*

(d)(2)	Tender and Support Agreement, dated as of January 22, 2013, by and among Allergan, Inc., Groundhog Acquisition, Inc. and certain stockholders of MAP Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.1 to Allergan Inc.’s Current Report on Form 8-K filed on January 23, 2013).*

(d)(3)	Collaboration Agreement, dated as of January 28, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc., Allergan Sales, LLC and Allergan, Inc. (incorporated by reference to Exhibit 10.55 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010).*

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Exhibit No.	Description

(d)(4)	First Amendment to Collaboration Agreement, dated May 10, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc., Allergan Sales, LLC and Allergan, Inc. (incorporated by reference to Exhibit 10.1 to Allergan, Inc.’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2011).*

(d)(5)	Co-Promotion Agreement, dated January 28, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc. and Allergan, Inc. (incorporated by reference to Exhibit 10.56 to Allergan, Inc.’s Report on Form 10-K for the Fiscal Year ended December 31, 2010).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.

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